
03022279

sapa

03-04-07


SEC MAIL PROCESSING
RECEIVED
APR 17 2003
WASH. D.C. 184 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

SUPPL

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 2 April 2003:

Sapa in final negotiations to acquire Remi Claeys Aluminium

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Pihl for

Magnus Wittbom
General Counsel

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Enclosure

sapa:

Press Release

2 April 2003

Sapa in final negotiations to acquire Remi Claeys Aluminium

Sapa AB has entered into a preliminary agreement to acquire all the shares held by the main owner Aluclaeys Finance NV corresponding to a shareholding of 54.9 per cent in the Belgian group Remi Claeys Aluminium. Remi Claeys Aluminium is listed on Euronext.

The parties have agreed on an indicative price of € 27.8 per share subject to a due diligence in Remi Claeys Aluminium and certain other conditions. A subsequent binding agreement will be submitted for approval by relevant competition authorities. The price per share corresponds to a value for 100 per cent of Remi Claeys Aluminium's shares of approximately M 77 €.

Following the possible acquisition of the majority stake in Remi Claeys Aluminium, Sapa intends to launch a mandatory take over bid on the remaining shares held by the public in Remi Claeys Aluminium.

Remi Claeys Aluminium is one of Europe's largest independent producers of aluminium profiles, aluminium profile based systems and welded aluminium tubes with branches mainly in Benelux, France and Germany. The Group's net sales in 2002 was M 293 € and the operating margin amounted to approximately 4.5 per cent. Remi Claeys Aluminium has 1,100 employees.

For further information, please contact Staffan Bohman, President and CEO, telephone +46-8-459 59 11, Kåre Wetterberg, EVP, telephone +46-8-459 59 43 or Gabriella Pihl, Communications Manager, telephone +46-8-459 59 62.

Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa has an annual turnover of approximately 11 billion SEK, with 6,500 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on Attract40 on the O-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site www.sapagroup.com